The MainStay Funds

Redesignation of Series of Shares
of Beneficial Interest, Par Value $0.01 Per Share

The undersigned, being at least a majority of the Trustees of The MainStay Funds, a Massachusetts business trust ("Trust"), acting pursuant to Article V, Section 5.11 and Article VIII, Section 8.3 of the Trust's Declaration of Trust dated January 9, 1986, as amended and restated on August 19, 2016 ("Declaration of Trust"), deeming it desirable to make changes to the Declaration of Trust that do not materially adversely affect the rights of the Trust's shareholders, hereby amend the Declaration of Trust as follows:

1. Effective as of March 5, 2021, the series of the Trust are re-designated as shown below, and all other terms and conditions regarding the designation of that series contained in the Amended and Restated Establishment and Designation of Additional Series, as thereafter amended, remain in full force and effect.

Former Name	New Name
MainStay MacKay Common Stock Fund	MainStay WMC Enduring Capital Fund

2. Effective as of April 26, 2021, the series of the Trust are re-designated as shown below, and all other terms and conditions regarding the designation of that series contained in the Amended and Restated Establishment and Designation of Additional Series, as thereafter amended, remain in full force and effect.

Former Name	New Name
MainStay MAP Equity Fund	MainStay WMC Value Fund

/s/ David H. Chow David H. Chow	/s/ Yie-Hsin Hung Yie-Hsin Hung
/s/ Susan B. Kerley Susan B. Kerley	/s/ Alan R. Latshaw Alan R. Latshaw
/s/ Richard H. Nolan Richard H. Nolan	/s/ Jacques J. Perold Jacques J. Perold
/s/ Richard S. Trutanic Richard S. Trutanic